Exhibit 99.1

Silver Wheaton Provides Updates to Barrick and Campo Morado Silver Stream Agreements

TSX: SLW
NYSE: SLW

VANCOUVER, Jan. 5, 2015 /CNW/ - Silver Wheaton Corp. ("Silver Wheaton" or the "Company") (TSX:SLW) (NYSE:SLW), through its wholly owned subsidiary Silver Wheaton (Caymans) Ltd., has amended the silver streaming agreement with Barrick Gold Corporation regarding the Pascua-Lama project, extending both the completion test date and the silver production entitlement from the Lagunas Norte, Pierina, and Veladero mines. Silver Wheaton has also agreed with Nyrstar Mining Ltd. and certain of its affiliates to the cancellation of the Campo Morado silver stream in exchange for cash consideration of US$25 million.

Pascua-Lama

Silver Wheaton has amended the silver streaming agreement with Barrick Gold Corporation ("Barrick") regarding the Pascua-Lama project. As per Silver Wheaton's news release dated October 31, 2013, the Company had been entitled to production, through the end of 2016, from three of Barrick's currently producing mines — the Lagunas Norte, Pierina, and Veladero mines (collectively "Barrick's Other Mines") — to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion test. As part of the newly revised agreement with Barrick, Silver Wheaton will now be entitled to the production from Barrick's Other Mines until March 31, 2018.

The original contract with Barrick provided Silver Wheaton with a completion test, requiring Barrick to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015. The contract has been amended several times, and currently has a completion test deadline of December 31, 2017. In exchange for the extension of the entitlement of the production from Barrick's Other Mines, Silver Wheaton has agreed to extend the completion test deadline to June 30, 2020. According to the silver purchase agreement, if the requirements of the completion test have not been satisfied by the amended completion date, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of US$625 million less a credit for any silver delivered up to that date. As of September 30, 2014, the Company had received approximately 12.0 million ounces of silver related to Barrick's Other Mines under the agreement, generating cumulative operating cash flow of approximately US$275 million. As a result, the cash obligation owed to Silver Wheaton should Barrick not satisfy the completion test, was approximately US$350 million as of September 30, 2014.

"Silver Wheaton believes in maintaining strong relationships with all of our partners," said Randy Smallwood, Silver Wheaton's President and Chief Executive Officer. "The extension of the completion test deadline gives Barrick additional time to develop the world-class Pascua Lama project, and Silver Wheaton receives 15 months of additional production from Barrick's Other Mines. We believe this is the most beneficial outcome for both Silver Wheaton and Barrick shareholders, and we look forward to continuing to work with Barrick in advancing this world class asset."

Campo Morado

Silver Wheaton has reached an agreement with Nyrstar Mining Ltd. and certain of its affiliates resulting in the cancellation of the silver purchase agreement relating to the Campo Morado mine in Mexico in exchange for cash consideration of US$25 million payable on or before January 31, 2015. As part of this agreement, Silver Wheaton will be entitled to 75% of the silver contained in concentrate produced at the Campo Morado mine on or prior to December 31, 2014, and will be granted a five year right of first refusal on any silver streaming or royalty transaction in relation to any Nyrstar NV ("Nyrstar") group property, globally.

As per Nyrstar's third quarter 2014 interim management statement, there has been a continuing reduction of ore grades at the Campo Morado mine as the G9 orebody nears exhaustion and the mine begins treating the remaining ore bodies, which have lower overall grades than G9.

"We have a great deal of confidence in Nyrstar, but considering the lower grades of the future deposits at the Campo Morado mine, we have determined in conjunction with Nyrstar that this agreement is the best outcome for both Silver Wheaton and the Campo Morado mine," said Randy Smallwood, Silver Wheaton's President and Chief Executive Officer. "The right of first refusal also provides us with an ongoing opportunity to work with Nyrstar on additional assets, especially in the lead and zinc sectors. This is another step in ensuring that our shareholders have access to the highest quality asset portfolio in the precious metals space."

As per Silver Wheaton's third quarter MD&A, the Company valued its silver interest at the Campo Morado mine at US$25 million. As at September 30, 2014, the Company has received approximately 4.4 million ounces of silver related to the Campo Morado mine under the silver purchase agreement, generating cumulative operating cash flows of approximately US$94.1 million. This, when combined with the US$25 million payment for this settlement, has generated a reasonable rate of return on the Company's original upfront cash payment of US$79.3 million.

About Silver Wheaton

Silver Wheaton is the largest pure precious metals streaming company in the world. Based upon its current agreements, forecast 2014 annual attributable production is approximately 36 million silver equivalent ounces1, including 155,000 ounces of gold. By 2018, annual attributable production is anticipated to increase significantly to approximately 48 million silver equivalent ounces1, including 250,000 ounces of gold. This growth is driven by the Company's portfolio of low-cost and long-life assets, including precious metal and gold streams on Hudbay's Constancia project and Vale's Salobo and Sudbury mines.

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1 Silver equivalent production forecast assumes a gold/silver ratio of 60:1.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2014 and 2018 attributable annual production), the timing and receipt of payments and any future silver streaming transaction under Nyrstar the agreement, costs of production, reserve determination, reserve conversion rates, statements as to any future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, operations, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, the delivery of payments and the possibility of any future silver streaming transaction under the Nyrstar agreement, environmental, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; differences in the interpretation or application of tax laws and regulations; and the Company's interpretation of, or compliance with, tax laws, is found to be incorrect; as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, the continuing ability to fund or obtain funding for outstanding commitments, expectations as to the delivery of payments and future silver streaming transactions under the Nyrstar agreement, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in challenging any reassessment by the Canada Revenue Agency and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE Silver Wheaton Corp.

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Silver Wheaton Corp., Tel: 1-800-380-8687, Email: info@silverwheaton.com, Website: www.silverwheaton.com

CO: Silver Wheaton Corp.

CNW 06:30e 05-JAN-15